February 23, 2017

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Asset Trust

Form N-14 Registration Statement

SEC File No. 333-215687

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Anu Dubay of the Staff of the Securities and Exchange Commission (the “SEC”) on February 15, 2017, pertaining to the above referenced N-14 filing (the “Registration Statement”) submitted by Virtus Asset Trust (the “Registrant”) on January 25, 2017 in connection with the acquisition of the assets of various series of the RidgeWorth Funds, by and in exchange for shares of the corresponding series of the Registrant. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Registrant’s response thereto. To the extent that this letter refers to disclosure changes in response to the comments made, included with this letter are pages reflecting the referenced changes.

1.	Comment:

Page i of the Questions and Answers (“Q&A”). Under the question, “What is a fund reorganization?,” the answer describes the merger of one Acquired Fund into the corresponding Acquiring fund. In that answer, add a description of the reorganization that involves two Acquired Funds into the same Acquired Fund.

Response: We have added requested disclosure.

2.	Comment:

Page ii of the Q&A. Under the question, “How will the Reorganizations benefit the Acquired Funds and their shareholders?,” the third bullet point indicates that the anticipated net total operating expenses, after expense limitations, of the Acquiring Funds are expected to be equal to or lower than the current operating expenses of the Acquired Funds, although some Acquiring Funds may experience higher net total operating expenses following the expiration of the expense limitations. In a separate Q&A, describe the effect of the Reorganizations on Fund expenses before the application of any waivers and/or expense limitations. Identify in some fashion those

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February 23, 2017

Acquiring Funds that will experience an increase in expenses before the application of any waivers and/or expense limitations. The Registrant may also discuss the impact of the effect of the Reorganizations on Fund expenses after the application of any waivers and/or expense limitations. In addition, the Registrant may include an explanation for the increase in expenses, similar to the disclosure that appears in the last bullet point on page 2 of the Combined Prospectus/Proxy Statement (the “Proxy”).

Response: We have added the requested disclosure.

3.	Comment:

Page ii of the Q&A. Under the question, “How will the Reorganizations benefit the Acquired Funds and their shareholders?”, the fourth bullet point describes the ability to spread fixed costs over a larger combined asset base as one benefit of the Reorganizations. Explain why this is a benefit of the Reorganizations. If Fund expenses are expected to increase immediately after the Reorganizations, add qualifying language to the fourth bullet point.

Response: We have added clarifying disclosure as requested. Fund expenses are not expected to increase immediately after the Reorganizations, due to the expense limitation agreement that will be in place for two years. Therefore, we have made no other changes in response to this comment.

4.	Comment:

Page iv of the Q&A. Under the question, “Are there costs or tax consequences of the Reorganizations to shareholders?,” the disclosure states that there will not be significant portfolio realignment related to the Reorganizations, except for RidgeWorth Moderate Allocation Strategy. Since that Fund will buy and sell holdings to align with the Virtus Growth Allocation Strategy Fund's policies, add the following four disclosures to the registration statement and the pro forma financial narrative: (1) the anticipated amount of holdings to be sold, (2) the estimated brokerage costs incurred (dollar amount and per share amount), (3) the estimated capital gains distributions related to shares (dollar amount and per share amount) and (4) because the pro forma financial narrative in the SAI states that some holdings of that Fund may have to be sold to comply with the Acquiring Fund’s policies, please provide more information on which holdings of that Fund are required to be sold; either specific holdings or a sufficient summary that clearly explains what is required to be sold.

Response: We do not anticipate selling any portfolio holdings prior to the Reorganization, and there are no current plans to sell any portfolio holdings as a result of the Reorganization. Therefore, we have deleted the exception in the referenced disclosure and have made no other changes in response to this comment.

5.	Comment:

Page iv of the Q&A. Under the question, “How will the Reorganizations work?,” there is a footnote to the share class table indicating that certain Acquired Funds currently

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expect to register T Shares prior to the Reorganizations. Does that mean RidgeWorth Funds will file a 485(a) filing to establish Class T shares prior to the Reorganizations?

Response: Yes. A template filing was made by RidgeWorth Funds on February 1, 2017, and a replicate filings request letter is expected to be made at a later date.

6.	Comment:

Proxy, Page 4, Comparison of Acquired Funds and Acquiring Funds – All Reorganizations. Please confirm to us that all fees are still “current”. See Item 3 of Form N-14.

Response: As stated in the “Fees and Expenses” disclosure, fee and expense information shown for the Acquired Funds is based on the six-month period ended September 30, 2016. Fee and expense information provided for the Acquiring Funds is shown on a pro forma basis as if each Reorganization had been consummated in the prior year. We believe the information complies with the requirements of Item 3 of Form N-14.

7.	Comment:

With respect to the expense examples for Acquired Funds with expense limitations, it appears that the net expense ratio is used for the first three years of calculating hypothetical expenses. The Acquired Funds’ expense limitations expire in 2017, so the lower net expense ratio should only be used in the first year of the calculation. Please review the calculations to ensure expense limitations are only included for the time that the contractual limitations are in effect.

Response: We have revised the expense examples for the Acquired Funds to reflect the lower expense ratio only in the first year of the calculation.

8.	Comment:

Please explain why the expense ratios disclosed for the following Funds are higher than the contractual expense limitation: (1) (page 6 of Proxy) RidgeWorth Ceredex Large Cap Value Equity Fund (net expense ratio is 1.26%, while the expense limit is 1.24%); (2) (page 9 of Proxy) RidgeWorth Ceredex Mid-Cap Value Equity Fund (net expense ratio is 1.40%, while the expense limit is 1.38%); (3) (page 21 of Proxy) RidgeWorth Innovative Growth Stock Fund-Class A (net expense ratio is 1.51%, while the expense limit is 1.50%); and (4) (page 21 of Proxy) RidgeWorth Innovative Growth Stock Fund-Class I (net expense ratio is 1.31%, while the expense limit is 1.30%).

Response: The Acquired Fund expense tables reflect the expense ratios that were reported in the RidgeWorth Semi Annual Report to shareholders (4/1/16 – 9/30/16).

•     Large Cap Value Equity Fund: Effective 8/1/16, Class A expense limitation changed from 1.27% to 1.24%. Expense ratio (1.26%) in the N-14 reflects a blend of the two caps.

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•     Mid-Cap Value Equity Fund: Effective 8/1/16, Class A expense limitation changed from 1.40% to 1.38%. Expense ratio (1.40%) in the N-14 reflects a blend of the two caps.

•     Innovative Growth Stock - Class I: Expense ratio (1.31%) includes line of credit expenses ( 0.77bps) which fall outside of the 1.30% expense cap.

•     Innovative Growth Stock Fund - Class A: Expense ratio (1.51%) includes line of credit expenses ( 0.77bps) which fall outside of the 1.50% expense cap.

9.	Comment:

Proxy, Page 7, Ceredex Large-Cap Value Equity Fund. Please provide the market capitalization range for the Russell 1000® Value Index as of a recent date. This comment applies to all other Funds with “Cap” in their names.

Response: We have added the requested disclosure.

10.	Comment:

Proxy, Page 7, Ceredex Large-Cap Value Equity Fund. The disclosure in the strategy section indicates that “large-capitalization companies are considered to be companies with market capitalizations similar to those of companies in the Russell 1000® Value Index.” Change the disclosure to indicate capitalizations will be “within” those of companies in the Index. This comment applies to all other Funds with “Cap” in their names.

Response: We believe that the disclosure gives an appropriate indication of the capitalization ranges applicable to each of the referenced Funds. We have therefore made no changes in response to this comment.

11.	Comment:

Proxy, Page 8, Ceredex Large-Cap Value Equity Fund. Sector Focused Investing is identified as a principal risk of the Fund. Add sector focused investing to the strategy section.

Response: We have added the requested disclosure.

12.	Comment:

Proxy, Page 11, Ceredex Mid-Cap Value Equity Fund. Industry/Sector Concentration is identified as a principal risk of the Fund. With respect to all Funds that have Industry/Sector Concentration as a principal risk, unless the Fund concentrates (i.e., invests more than 25% of its assets) in a particular industry or sector, change “Concentration” in the risk description to avoid confusion.

Response: With respect to any Fund that is expected to from time to time focus its investments in a sector as a result of its strategy, we have amended the disclosure to use the term “Sector Focused Investing” to describe the applicable risk.

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February 23, 2017

13.	Comment:

Proxy, Page 11, Ceredex Mid-Cap Value Equity Fund. There is no indication in the strategy section that the Fund focuses on a particular industry or sector. If Industry/Sector Concentration is a principal risk, then add disclosure to that effect to the strategy section.

Response: The Fund may not concentrate its investments in an industry; therefore, as the Fund is expected to from time to time focus its investments in a sector as a result of its strategy, we have amended the disclosure to use the term “Sector Focused Investing” to describe the applicable risk and have added related disclosure to the strategy section.

14.	Comment:

Proxy, Page 13, Ceredex Small-Cap Value Equity Fund. The Fund's strategy section indicates that small capitalization companies are considered to be companies with market capitalizations “between $50 million and $3 billion or with market capitalizations similar to those of companies in the Russell 2000® Value Index.” Clarify what is considered to be a small cap company for purposes of the 80% policy. For example, is there a maximum capitalization limit of $3 billion, regardless of the capitalization range of the companies in the Russell 2000® Value Index.

Response: Either cap range would apply for purposes of determining whether a company qualified for the portfolio. For instance, an issuer could have a capitalization of $3.2 billion which is over the $3 billion cap range, but if the highest Russell component company was equal to or greater than $3.2 billion, the issuer would still qualify for the portfolio. Similarly, an issuer with a market capitalization outside the range of the components of the Russell 2000® Value Index, but with a market capitalization between $50 million and $3 billion, would qualify for the portfolio. We have added clarifying disclosure to this effect.

15.	Comment:

Proxy, Page 16, Silvant Large-Cap Growth Stock Fund. The Fund's 80% policy references “common stocks and other U.S.-traded equity securities of large-capitalization companies.” Disclose what constitutes “other U.S.-traded equity securities.”

Response: The disclosure already states that the Fund “considers U.S.-traded equity securities to include American Depositary Receipts,” which is what is generally meant by “other U.S.-traded equity securities.” Therefore, we have made no changes in response to this comment.

16.	Comment:

Proxy, Page 16, Silvant Large-Cap Growth Stock Fund. The last bullet point indicates that the Fund uses a bottom-up process to assist in maintaining a portfolio that is diversified by sector. Discuss how the foregoing disclosure is consistent with identifying Industry/Sector Concentration as a principal risk on page 17. This is a global comment for Funds with similar disclosure.

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Response: Because the Fund may not concentrate its investments in an industry, we have removed the industry/sector concentration risk disclosure.

17.	Comment:

Proxy, Page 17, Silvant Large-Cap Growth Stock Fund. Both Industry/Sector Concentration and Sector Focused Investing are identified as principal risks. How are these risks different? Are references to both industry and sector risks necessary?

Response: Because the Fund may not concentrate its investments in an industry, we have removed Industry/Sector Concentration.

18.	Comment:

Proxy, Page 21, Virtus Zevenbergen Innovative Growth Stock Fund. In the paragraph under the heading “Examples of Fund Expenses,” there is a reference to expense limitations in place with respect to the Acquiring Fund for the contractual period. Delete that entire sentence because no expense limitations are reflected in the fee table for that Fund.

Response: We have made the requested revision.

19.	Comment:

Proxy, Page 22, Zevenbergen Innovative Growth Stock Fund. The Fund's 80% policy references “common stocks of companies and other U.S.-traded equity securities that exhibit strong growth characteristics.” Clarify or disclose what securities are included in “other U.S.-traded equity securities” for purposes of the 80% policy. “Innovative Growth” appears in the Fund’s name. How is “innovative growth” reflected in the Fund’s strategy? The strategy section refers to non-U.S. issued securities of foreign companies. May the Fund invest in emerging markets as part of its principal investment strategy? If so, add disclosure to that effect to the strategy section as well as a corresponding risk. Equity Securities-Large Market Capitalization Companies Risk is identified as a principal risk. Consider whether this is a principal risk of the Fund given that it is a growth fund.

Response: We have added the requested disclosure concerning “other U.S.-traded equity securities.” The name “Zevenbergen Innovative Growth Stock Fund” reflects the subadviser’s investment strategy, incorporating Zevenbergen’s unique selection criteria for growth stocks. Investing in emerging markets is not a principal investment strategy of the Fund. We have deleted the reference to equity securities – large market capitalization companies risk.

20.	Comment:

Proxy, Page 24, WCM International Equity Fund. The portfolio turnover rate for the Fund is shown as 114%. The Staff considers 100% to be high. Add strategy disclosure concerning frequent trading and a corresponding risk related to high portfolio turnover.

Response: We have added the requested disclosure.

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February 23, 2017

21.	Comment:

Proxy, Page 24, WCM International Equity Fund. The Fund's 80% policy references “common stocks and other equity securities of foreign companies." Disclose what “other equity securities” are for purposes of the 80% investment policy. Disclose the criteria the Fund uses to ensure that a company is economically tied to a foreign country. The strategy section indicates that the Fund may have a significant portion of its assets invested in the securities of companies in "one or a few countries or regions." The Staff is concerned about the reference to one country. Please explain supplementally, how is this appropriate given that “international” is in the Fund’s name?

Response: We have added the requested disclosure regarding what constitutes “other equity securities” for purposes of the Fund’s 80% investment policy and the criteria the Fund uses to ensure that a company is tied economically to a foreign country. Additionally, we have revised the disclosure of the Fund’s principal investment strategies to state that the Fund generally invests in the securities of companies in at least three countries, but when market conditions warrant, the Fund may invest in fewer than three countries. We believe that this is consistent with the SEC’s expectation that funds with “international” in their names invest their assets in investments that are tied economically to a number of countries throughout the world, since the Fund generally expects to do so.

22.	Comment:

Proxy, Page 25, WCM International Equity Fund. Convertible Securities is identified as a principal risk of the Fund. Add a reference to convertible securities to the strategy section. Confirm to us that only convertible securities that are “in the money” at the time of investment can be counted toward the Fund's 80% policy. The Staff has a lot of concern about contingent convertible securities (“CoCos”). If the Fund invests in CoCos to the level that they constitute part of the Fund's principal strategy, then include specific disclosure in the strategy section about this category of convertible securities and add corresponding risk disclosure. Sector Focused Investing is identified as a principal risk of the Fund. Sector focused investing is not discussed in the strategy section. Add sector focused investing to the strategy section.

Response: We hereby confirm that only convertible securities that are “in the money” at the time of investment will be counted toward the Fund’s 80% policy. The Fund does not invest in contingent convertible securities as a principal investment strategy; we have therefore not added disclosure concerning CoCos to the Fund’s principal strategies or risks. We have added the requested disclosure regarding sector focused investing.

23.	Comment:

For each bond/fixed income fund, please disclose the Fund’s maturity policy (e.g., a Fund invests in bonds with any maturity or targets a specific maturity).

Response: We have added the requested disclosure.

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February 23, 2017

24.	Comment:

Proxy, Page 27, Seix Core Bond Fund. The Fund's strategy section indicates that certain derivatives may be counted toward the Fund's 80% policy. Confirm that derivatives are valued based on market value and not notional value for purposes of the 80% policy.

Response: We hereby confirm that for purposes of the Fund’s 80% policy, derivatives will be valued based on market value and not notional value, and have clarified the disclosure.

25.	Comment:

Proxy, Page 27, Seix Core Bond Fund. The Fund's strategy section refers to investments in mortgage-backed securities (“MBS”) and asset-backed securities. The Staff has a lot of concern about non-agency MBS. Provide the percentage of the Fund’s assets represented by non-agency MBS as of a recent date.

Response: The Registrant confirms that the Fund’s holdings in MBS are all agency.

26.	Comment:

Proxy, Page 27, Seix Core Bond Fund. The Fund's strategy section indicates that the Fund may hold up to 5% of its net assets in securities that are downgraded below investment grade. Add a reference to “junk bonds” to the foregoing disclosure. Also, add junk bond risk as a principal risk. Also, add emerging market risk as a principal risk.

Response: We have added the requested disclosure.

27.	Comment:

Proxy, Page 30, Seix Corporate Bond Fund. The Fund's strategy section indicates that the Fund may also invest in U.S. Treasury and agency obligations, floating rate loans, and below investment grade, high yield debt securities. Are U.S. Treasury and agency obligations and floating rate loans counted toward the 80% policy? If so, explain how it is appropriate to count these investments as corporate bonds.

Response: No, U.S. Treasury and agency obligations and floating rate loans are not counted toward the Fund’s 80% policy.

28.	Comment:

Proxy, Page 31, Seix Corporate Bond Fund. Add emerging market risk and loan risk given the reference to emerging markets and loans in the Fund's strategy section.

Response: We have added the requested disclosure.

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February 23, 2017

29.	Comment:

Proxy, Page 33, Seix Total Return Bond Fund. Provide the percentage of the Fund’s assets represented by non-agency MBS as of a recent date.

Response: The Registrant confirms that the Fund’s holdings in MBS are all agency.

30.	Comment:

Proxy, Page 37, Seix U.S. Mortgage Fund. Mortgage-Backed and Asset-Backed Securities is identified as a principal risk of the Fund. Why is Asset-Backed Securities listed as a principal risk given that there is no reference to asset-backed securities in the strategy section?

Response: We have revised the risk disclosure to remove the reference to asset-backed securities.

31.	Comment:

Proxy, Page 39, Seix Limited Duration Fund. Provide the percentage of the Fund’s assets represented by non-agency MBS as of a recent date. The strategy section indicates that the Fund will “maintain an average credit quality of AA.” Delete this reference to average credit quality. FINRA prohibits the disclosure of average credit quality because they think it might be confusing. Provide in plain English an explanation of the meaning of the concept of duration.

Response: The Registrant confirms that the Fund’s holdings in MBS are all agency. We have removed the referenced statement regarding average credit quality and have added the requested disclosure describing duration.

32.	Comment:

Proxy, Page 45, Seix U.S. Government Securities Ultra-Short Bond Fund. Please disclose the credit quality policy that the Fund uses to pick investments.

Response: We have added the requested disclosure.

33.	Comment:

Proxy, Page 45, Seix U.S. Government Securities Ultra-Short Bond Fund. Mortgage-Backed and Asset-Backed Securities is identified as a principal risk. Why is Asset-Backed Securities listed as a principal risk given that there is no reference to asset-backed securities in the strategy section?

Response: We have revised the risk disclosure to remove the reference to asset-backed securities.

34.	Comment:

Proxy, Page 47, Seix Ultra-Short Bond. Provide the percentage of the Fund’s assets represented by non-agency MBS as of a recent date.

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February 23, 2017

Response: The Registrant confirms that the Fund’s holdings in MBS are all agency.

35.	Comment:

Proxy, Page 47, Seix Ultra-Short Bond Fund. The strategy section indicates that the Fund may retain securities whose ratings fall below investment grade if the portfolio managers deem retention of the security to be in the Fund’s best interests. Add a reference to “junk bonds” to the foregoing disclosure.

Response: We have added the referenced disclosure.

36.	Comment:

Proxy, Page 47, Seix Ultra-Short Bond Fund. Please disclose the credit quality policy that the Fund uses to pick investments.

Response: We have added the requested disclosure.

37.	Comment:

Proxy, Page 47, Seix Ultra-Short Bond Fund. Please add Municipal Bond Market risk as a principal risk.

Response: Upon further consideration, we have determined that investing in taxable municipal bonds will not be a principal investment strategy of the Fund. We have therefore removed the reference to such investments rather than adding the related risk.

38.	Comment:

Proxy, Page 50, Seix Floating Rate High Income Fund. The Fund’s strategy section indicates that the Fund invests in “debt securities that are rated below investment grade by Merrill Composite Rating or in comparable unrated securities.” Add a reference to “junk bonds” to the foregoing disclosure.

Response: We have added the requested disclosure.

39.	Comment:

Seix Floating Rate High Income Fund. The Fund’s most recent annual report to shareholders indicates that approximately 94.0% of the Fund’s assets are invested in bank loans. Please disclose that it may take longer than seven days for transactions in bank loans to settle. In addition, please disclose how the Fund intends to meet short term liquidity needs in light of the extended settlement period.

Response: The Proxy (in Exhibit C – “Principal Risks”) states that loans settle on a delayed basis, potentially leading to the sale proceeds of loans not being available to meet redemptions for a substantial period of time after the sale of the loans. The statement of additional information (“SAI”) also states (in the “More Information About Fund Investment Strategies & Related Risks section) that loan participations and assignments may be illiquid. While we believe that the Proxy sufficiently

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discloses that the Fund’s investments in bank loans may experience delayed settlement and the associated risks, we have revised the appropriate risk disclosure to state that transactions in bank loans may take longer than seven days to settle.

As of 12/31/16, the Fund held 7.7% cash (or $398 million), and 2.9% (or $140 million) in bonds. The Fund’s subadviser believes that it could sell approximately $250 million in bank loans in a given week, and the Fund receives on average $250 million in voluntary paydowns per week, which simultaneously represent an additional 5.4% in liquidity per week. After two weeks, for example, the Fund could have approximately 25.4% of the Fund available to meet liquidity needs, or approximately 30.8% of the Fund available after three weeks.

Further, the Fund’s subadviser has been able to settle loans in less than T+7 on many occasions due to the strength of relationships the subadviser’s bank loan trading and operations have with counterparties. The bank loan operations is not outsourced, and robust controls over settlements are maintained. Importantly, the LSTA recently changed its rules to encourage quicker settlement of bank loans. Bank loan buyers and sellers are required to provide documents on ClearPar (an industry standard clearing platform) when ready to settle; that is, the loans must be on the counterparty’s books and must not be out on loan. After T+7, if, for example, the buyer has not posted its documents to indicate the loan is available for settlement, the seller keeps the income on the loan. While it is soon after the LSTA rule change, the Fund’s subadviser has noted a reduction in the number of days it takes to settle a bank loan.

In order to meet short-term liquidity needs, we also have recently obtained an order granting an exemption under sections 6(a) and 6(c) of the Investment Company Act of 1940, as amended (the “Act”), from sections 18(f) and 21(b) of the Act; (b) section 12(d)(1)(J) of the Act granting an exemption from section 12(d)(1) of the Act; (c) sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and (d) section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements allowing for lending and borrowing among the Fund and its affiliated funds. Although we have not yet used the order, we expect it to be available for use in the event that the Fund needs it. We have added disclosure to the Proxy stating (in the “Principal Investment Strategies” section) that the Fund may borrow an amount up to 33 1/3% of its total assets (including the amount borrowed), and that such borrowings may be for investment purposes, to meet redemption requests and for temporary, extraordinary or emergency purposes.

40.	Comment:

Seix Floating Rate High Income Fund. With respect to the Fund’s investments in bank loans, please explain supplementally and in detail how the Fund determines that the bank loans are liquid. The response should include general market data on loans and data on the liquidity of loans. The response should address the following:

•	Whether the Fund imposes any limits as a percentage of its net assets with respect to position sizes in loans;

•	Specific measures the Fund would take if it got a large redemption request;

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•	The existence of an active market for loans held by the Fund, including the number, diversity and quality of market participants;

•	The frequency of trades/quotes for loans held by the Fund, including the daily trading volume;

•	The volatility of the trading prices of loans held by the Fund;

•	Bid/ask spreads for loans held by the Fund;

•	Restrictions on trading and transferring loans held by the Fund; and

•	How the Fund will be able to value loans daily.

Response: On October 22, 2015, the staff of the Chicago Regional Office of the SEC notified the Fund’s subadviser (then and currently the subadviser of the RidgeWorth Seix Floating Rate High Income Fund, which is the Fund’s Acquired Fund)(“Seix”) of a liquidity risk management exam of, among other funds, the RidgeWorth Seix Floating Rate High Income Fund. Four examiners were on-site at Seix for four days in November 2015. The staff conducted an exit interview with Seix’s CCO on November 19, 2015. Seix received a no comment letter from the SEC dated March 7, 2016 related to this limited scope examination.

Seix monitors and tests the liquidity of the portfolio on a daily basis. Portfolio liquidity is also aided by targeting to maintain approximately 5% of the loan portfolio in cash and an additional 5% in bonds that can settle in 1-3 days. In addition, the Fund participates in a line of credit facility to assist with cash flow management and liquidity.

Seix concentrates its investments in the most liquid sector of the leveraged loan and high yield bond markets and limits potential investments to issuers with less than US$175 million in debt outstanding.  The majority of the loans (over 95%) are traded by at least two market makers.

In addition, a Liquidity Score is assigned to each and every loan based on rating, coupon, size of the loan, and average life of the loan. The Liquidity Score ranges from 1-6, with 6 being the highest. A typical leveraged loan portfolio that Seix manages would have an average Liquidity Score of 4.0-4.5. During the Seix on-site visit by four examiners from the SEC’s Chicago Regional Office in November 2015, the Risk Analyst responsible for calculating the Liquidity Scores demonstrated how he calculates the Liquidity Scores for the assets in the Fund.

The (weighted) average Liquidity Score for the Acquired Fund as of 12/30/16 was 4.64248 with the following breakdown: 22.00% of the portfolio scored 6; 37.25% scored 5; 30.42% scored 4; and 10.33% scored 3. No assets scored 1 or 2 as of 12/30/16.

The chart below depicts a comprehensive overview of Seix’s secondary loan trade settlement vs. the entire market.  On average, Seix has shorter monthly trade settlement times vs. the loan market (as portrayed in the top chart).

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The bottom two charts further break down the length of Seix’s trade settlements.  Seix has shorter settlement times vs. the loan market from 0-7 business days.

Secondary Trade Settlement – Seix vs. Loan Market

Monthly Secondary Trade Settlement Times (# of business days)

	Jan-15	Feb-15	Mar-15	Apr-15	May-15	Jun-15	Jul-15	Aug-15	Sept-15	Oct-15	Nov-15	Dec-15	Average
Seix T+ Times	**17.7**	**11.7**	**13.4**	**19.3**	**13.3**	**18.6**	**22.2**	**21.0**	**16.4**	**17.2**	**16.5**	**18.4**	**17.2**
Market T+ Times	22.6	18.4	17.9	19.1	19.0	19.7	21.0	20.2	19.3	18.4	17.6	18.8	19.3

Length of Trade Settlement (# of business days)

Seix

# of Trades (business days)	0 -3	4 - 7	8 - 10	11 - 14	15 - 20	21 -30	31 - 50	51+	Total
October	1	25	19	15	26	20	11	8	125
November	1	18	29	16	10	22	11	9	116
December[1]	19	40	12	19	11	8	13	8	130
Total Trades	21	83	60	50	47	50	35	25	371
% Total	**5.7%**	**22.4%**	**16.2%**	**13.5%**	**12.7%**	**13.5%**	**9.4%**	**6.7%**	**742**

Market

# of Trades (business days)	0 -3	4 - 7	8 - 10	11 - 14	15 - 20	21 -30	31 - 50	51+	Total
October	713	3,691	3,118	3,154	3,105	2,546	2,113	1,180	19,620
November	555	3,374	2,695	2,813	2,928	2,924	1,752	1,017	18,058
December	801	3,464	2,804	3,085	3,286	3,185	2,155	807	19,587
Total Trades	2,069	10,529	8,617	9,052	9,319	8,655	6,020	3,004	57,265
% Total	**3.6%**	**18.4%**	**15.1%**	**15.8%**	**16.3%**	**15.1%**	**10.5%**	**5.3%**	**114,530**

1. **Seix had 71 trades entered AND settled within the month of December, with an average settlement of 6 business days.**

Data Source: Markit

With respect to your specific questions:

•	The Fund will have a maximum issuer limit of 5%, but the Fund’s subadviser typically does not exceed 3% of the portfolio’s market value. Industry exposure will be limited to 2X benchmark industry weight if the benchmark industry weight is more than 4% and 3X benchmark weight if the benchmark industry weight is below 4%.

•	Please see response to Comment 39 with respect to how the Fund intends to meet short term liquidity needs in light of the extended settlement period. We note also that the Fund’s shareholder base is primarily institutional investors, and such investors typically give advance notice of large redemption requests, so the portfolio manager would typically have some time to raise cash as needed.

•	All loans in the Fund are expected to be actively traded unless the subadviser specifically identifies them otherwise. All positions in the Fund are expected to be diverse, and the subadviser typically only deals with high quality participants.

•	Loans are traded daily and broker quotes are sent out daily. Volumes vary day to day based on numerous factors including flows, macro and micro events, industry news, etc.

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February 23, 2017

•	Most of the names in the Fund are on the run par loans that are traded every day by all the dealers unless otherwise identified by the subadviser. Volatility changes daily based on any news, earnings etc.

•	Please see Attachment A for sample bid/ask spreads for loans held by the Fund.

•	We do not anticipate any restrictions on trading or transferring loans held by the Fund.

•	Bank Loans deemed liquid in accordance with the Fund’s Policy for the Valuation of Securities are priced daily based upon valuations provided by approved pricing sources. Such valuations are based on data from a broad range of broker/dealer trading desks that contribute observable market inputs for loans where they are making a market or provide a price perspective. If, as a result of tests performed in accordance with the Fund’s Policy for the Valuation of Securities, such prices are deemed by the Valuation Committee not to be representative of market value, the affected loan(s) will be fair valued. The primary pricing source for valuing bank loans for the Fund is Markit and the secondary pricing source is Bloomberg. Bank loans deemed illiquid in accordance with the Fund’s Policy for the Valuation of Securities are valued in generally the same manner, except that the illiquidity will be a factor in determining whether the affected loan(s) will require fair valuation.

41.	Comment:

Proxy, Page 56, Seix High Yield Fund. Provide in plain English an explanation of the meaning of the concept of duration.

Response: We have added the requested disclosure.

42.	Comment:

Proxy, Page 62, Seix High Grade Municipal Bond Fund. Please disclose the Fund’s maturity policy.

Response: We have added the requested disclosure.

43.	Comment:

For each municipal bond Fund, if the Fund invests in municipal bonds issued by Puerto Rico to the extent that it would be considered a principal strategy of the Fund, please disclose the Fund’s investments in Puerto Rico municipal securities in the Fund’s principal investment strategies and the associated risks.

Response: None of the municipal bond Funds currently invest in municipal bonds issued by Puerto Rico, and the Funds’ subadviser does not anticipate the Funds investing in municipal bonds at this time. Therefore, we have made no changes in response to this comment.

EDGAR Operations Branch
February 23, 2017

44.	Comment:

Proxy, Page 77, Conservative Allocation Strategy. Please disclose the Fund’s market capitalization policy for its investments in underlying equity funds and its maturity policy for its investments in underlying fixed-income funds.

Response: We have added the requested disclosure.

45.	Comment:

Proxy, Pages 78 and 82, Conservative Allocation Strategy and Growth Allocation Strategy, respectively. We note the inclusion of “Derivatives” as a principal risk of each Fund; however, the use of derivatives is not described in the Funds’ principal investment strategies. Add derivatives to the strategy section and describe how the Funds use derivatives.

Response: We have added additional headings to indicate that the first three listed risks are those of investing in the Funds directly and the remaining listed risks are those of the Underlying Funds. The Funds do not invest in derivatives directly, but would be exposed to derivatives risk through its investment in certain Underlying Funds. We believe that with the clarity provided by the new headings in the risk disclosure, no changes are required to the Funds’ principal investment strategies.

46.	Comment:

Proxy, Page 81, Growth Allocation Strategy Fund. Please disclose the Fund’s maturity policy for its investments in underlying fixed-income funds.

Response: We have added the requested disclosure.

47.	Comment:

Proxy, Page 85, Moderate Allocation Strategy Fund. Please disclose the Fund’s maturity policy and credit quality policy for its investments in underlying fixed-income funds.

Response: We have added the requested disclosure.

48.	Comment:

Proxy, Page 91, Reasons for the Proposed Reorganizations and Board Deliberations Regarding the Proposals. The Proxy notes that, when considering the proposed Reorganizations, the Board of the Acquired Funds considered, among other factors, that “there are opportunities for increased asset growth and improved economies of scale over the long term.” Please explain this statement in more depth. For example, please explain the reasons for opportunities for increased growth, such as the disclosure in the Q&A.

Response: Upon further consideration, we have deleted the referenced disclosure.

EDGAR Operations Branch
February 23, 2017

49.	Comment:

Proxy, Page 93, Agreement Between RW and Virtus Regarding the Reorganization. The Proxy notes that RidgeWorth and Virtus have agreed “to use reasonable best efforts to satisfy the conditions of Section 15(f).” Please revise this statement to say that the Funds “will” satisfy the conditions of Section 15(f).

Response: Although we confirm that we will satisfy the conditions of Section 15(f), the referenced section discusses the content of the agreement setting forth terms of the transaction between RidgeWorth’s sellers and Virtus. Because the disclosure correctly sets forth the content of that agreement with respect to Section 15(f), we have made no changes in response to this comment.

50.	Comment:

Please confirm that the information beginning on page 101 of the Proxy in the pro forma capitalization tables is dated within 30 days of the date of the N-14 filing.

Response: The data in the pro forma capitalization tables is as of December 31, 2016 and therefore dated within 30 days of the date of the N-14 filing on January 25, 2017.

51.	Comment:

Page B-2, Allocation Strategy Funds. With respect to the Industry Concentration policy for the Allocation Strategy Funds (Acquiring Funds) on page B-2, please revise the policy so that it relates to all of the Funds’ investments, rather than being limited to its investments in Underlying Funds only.

Response: We have made the requested revision.

52.	Comment:

With respect to all Funds that invest in shares of other investment companies, please disclose that the Funds will consider the industry concentrations of the funds in which they invest when applying the Funds’ industry concentration policies. The Staff takes this position with respect to both affiliated and unaffiliated underlying funds.

Response: As disclosed in the SAI, the Funds will only look through to the securities held by an affiliated mutual fund in which the Fund invests and will not look through to the securities held by any ETFs, unaffiliated mutual funds and/or closed-end funds in which the Fund invests. This is because although information regarding holdings of underlying unaffiliated mutual funds, ETFs and/or closed-end funds may be publicly available, we do not believe that such information is available in a format that would allow efficient analysis of the information. We are not aware of any formal SEC guidance or legal requirement that funds consider the industry concentrations of the funds in which they invest when applying industry concentration policies and, therefore, we have made no changes in response to this comment.

EDGAR Operations Branch
February 23, 2017

53.	Comment:

In Exhibit D, please clarify which additional risks apply to each Fund, such as through a chart.

Response: We have added the requested charts.

54.	Comment:

With respect to the disclosure in Exhibit D regarding each Fund’s portfolio managers, if a Fund has more than one portfolio manager, please disclose that the portfolio managers are jointly and primarily responsible for the management of the Fund or disclose the lead portfolio manager.

Response: We have added the requested disclosure.

55.	Comment:

Page D-9, What are the classes and how do they differ? In the chart regarding each Fund’s Rule 12b-1 Fees, please explain the difference between “N/A” and “None.”

Response: “N/A” is used to indicate that the class of shares in that particular column are not offered by the listed Fund. “None” is used to indicate that for the class of shares in that particular column there is no 12b-1 fee for the listed fund. We have added disclosure to this effect to the introduction to the referenced chart.

56.	Comment:

Page D-12, What arrangement is best for you?, Class A Shares. We note the disclosure regarding the increase of the CDSC for certain funds from 0.75% to 1.00%. Please include this increase in the CDSC in the disclosure to be added in response to Comment 2, above.

Response: We have added the requested disclosure.

57.	Comment:

Page E-2, Comparison of Organizational Documents. The disclosure regarding the Acquired Funds’ shareholder voting rights states that each whole share shall be entitled to one vote. We believe that this is inconsistent with the disclosure on page 98 of the Proxy, which states that “shareholders of each Acquired Fund are entitled to one vote for each dollar of NAV.”

Response: The disclosure on page E-2 is correct. We have revised the disclosure to resolve this discrepancy.

58.	Comment:

SAI, Page 14, Non-Public Portfolio Holdings Information. The disclosure states that Merrill Lynch is provided with non-public information regarding portfolio holdings. Please explain supplementally why Merrill Lynch receives such information.

EDGAR Operations Branch
February 23, 2017

Response: Upon further consideration, Merrill Lynch will not receive the information for the Acquiring Funds. Therefore, we have deleted the referenced disclosure.

59.	Comment:

SAI, Page 25, Loan and Debt Participations and Assignments. Please disclose that for assets invested in loans and loan participations, when applying a Fund’s industry concentration policy, the Fund will treat both the financial intermediary and the ultimate borrower as issuers where the Fund does not assume a contractual lending relationship with the borrower. See the “Pilgrim Prime Rate Trust” no-action letter (pub. avail. June 29, 1989).

Response: We have added the requested disclosure.

60.	Comment:

SAI, Page 30. Municipal Securities and Related Investments. Please confirm supplementally that a Fund will look through private activity municipal debt securities whose principal and interest payments come principally from assets and revenues of non-governmental entities in order to determine the industry to which the investment should be allocated for purposes of the Fund’s industry concentration policy.

Response: The Registrant hereby confirms that a Fund will look through private activity municipal debt securities whose principal and interest payments come principally from assets and revenues of non-governmental entities in order to determine the industry to which the investment should be allocated for purposes of the Fund’s industry concentration policy.

61.	Comment:

SAI, Page 62, Credit Default Swap Agreements. The disclosure states that “[w]ith regard to selling protection on an index (CDX), as a practical matter, the Fund would not be required to pay the full notional amount of the index; therefore, only the amount owed by the Fund, if any, on a daily mark-to-market basis is required as cover.” We note that this is inconsistent with the Staff’s position, which is that a fund should segregate the full notional value of the applicable instrument when it sells protection on an index.

Response: We believe that with respect to the CDX that the Funds would sell, the amount owed by the Fund on a daily mark-to-market basis represents appropriate segregation of assets sufficient to cover the Fund’s potential exposure. Therefore, we have made no changes in response to this comment.

62.	Comment:

SAI, Page 90, Fundamental Investment Limitations. The disclosure following the list of fundamental investment limitations states that “the Funds will look through to the securities held by an affiliated mutual fund in which the Fund invests; however, as of the date of this SAI the Funds will not look through to the securities held by any ETFs, unaffiliated mutual funds and/or closed-end funds in which the Fund invests.” We note

EDGAR Operations Branch
February 23, 2017

that this is inconsistent with the Staff’s position which is that a fund should consider the industry concentrations of the funds in which it invests when applying the fund’s industry concentration policies.

Response: Although information regarding holdings of underlying unaffiliated mutual funds and/or closed-end funds may be publicly available, we do not believe that such information is available in a format that would allow efficient analysis of the information. We have therefore made no changes in response to this comment.

63.	Comment:

Part C. With respect to Undertaking (3), please confirm supplementally that the tax opinion will comply with Staff Legal Bulletin No. 19.

Response: We hereby confirm that the tax opinion to be filed by amendment will comply with Staff Legal Bulletin No. 19.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1213.

Sincerely,

/s/John L. Chilton

cc:	Jennifer Fromm, Esq.
Kevin J. Carr, Esq.
Ann Flood
David C. Mahaffey, Esq.
Arie Heijkoop, Jr., Esq.

EDGAR Operations Branch
February 23, 2017

Attachment A

Bid/Ask Spreads for Loans

LX ID	Issuer_Name	Asset_Name	Spread
LX155174	ABC Supply Company	Term Loan B - new	0.428
LX114037	Affinion Group Inc.	Term Loan B - 2018	0.676
LX154994	Air Canada	Term Loan - 2023	0.688
LX146837	Albany Molecular Research	Term Loan B	1.000
LX137116	Albaugh, LLC	Initial Term Loan	0.916
LX157644	Albertsons, LLC	2016-1 Term B-6 Loan	0.400
LX157642	Albertsons, LLC	Term Loan B4	0.448
LX144970	Alere Inc.	Term Loan A	0.438
LX131927	Allison Transmission Inc	Term Loan B-3	0.421
LX139174	ALM Media, LLC	Term Loan B	1.500
LX127370	Alon USA Inc	MLP Term Loan	0.500
LX159041	Alpha 3	Term Loan B-1	0.750
LX155841	Altice Financing	Term Loan B	0.459
LX158436	AM General Corporation	Second Lien	2.000
LX139396	Amaya	First Lien Term Loan	0.437
LX159387	American Bath Group	Delay Draw	0.500
LX159386	American Bath Group	Incremental Term Loan	0.750
LX159385	American Bath Group	Replacement Term Loan	0.500
LX154435	Amplify Snack Brands, Inc.	Term Loan B	0.500
LX159021	AmWins Group	Second Lien	1.000
LX159018	AmWins Group	Term Loan	0.475
LX156840	Anchor Glass Container Corporation	Term Loan (Second Lien)	1.000
LX156838	Anchor Glass Container Corporation	Term Loan B	0.656
LX135315	Ardagh Holdings USA Inc.	Incremental Term Loan B	0.425
LX146867	Ardent Legacy Holdings	Term Loan B	0.750
LX151070	Aretec Group, Inc	Exit Term Loan	0.875
LX152907	Aretec Group, Inc	Second Lien	0.750
LX144351	Aria Energy Operating LLC	Term Loan B	1.000
LX136313	Aricent Technologies	Term Loan	0.800
LX154119	Aristocrat (Video Gaming Tech)	Term Loan B-1	0.513
LX146811	Arris Group, Inc.	Term Loan A	1.250
LX146813	Arris Group, Inc.	Term Loan B 2015	0.531
LX146680	Ascena Retail Group	Tranche B Term Loan	1.286
LX157686	Asurion, LLC (fka Asurion Corporation)	Replacement B-2 Term Loan	0.375
LX135662	Asurion, LLC (fka Asurion Corporation)	Second Lien	0.479
LX159075	Asurion, LLC (fka Asurion Corporation)	Term Loan B-4 (New)	0.375
LX154316	Asurion, LLC (fka Asurion Corporation)	Term Loans - PIK	0.750
LX157884	Atkore International, Inc.	Term Loan (2016)	0.469
LX152027	Atlantic Power	Term Loan	1.000

EDGAR Operations Branch
February 23, 2017

LX ID	Issuer_Name	Asset_Name	Spread
LX127190	Atlas Iron Limited	Term Loans	5.000
LX153911	Avast Software B.V. (Sybil)	Term Loan B	0.500
LX159374	Avaya Inc.	DIP Facility	0.750
LX135229	Avaya Inc.	Term B-6 Loans	1.031
LX144217	Avaya Inc.	Term Loan B-7	0.945
LX158981	Avolon	Term Loan B-2	0.196
LX119662	AWAS	Term Loan	0.625
LX134951	Axalta Coating Systems US Holdings	Refinanced Term B Loan	0.420
LX133413	Azure Midstream Holdings LLC	Term Loan B	1.750
LX156196	Bass Pro Group	Term Loan B	0.641
LX151892	Beazer Homes USA	Term Loan	1.000
LX148858	Belk Inc	Term Loan	0.964
LX135875	Belmond Interfin Ltd.	Term Loan	0.500
LX128321	Berry Plastics Corp.	Term D Loan	0.458
LX158899	Berry Plastics Corp.	Term Loan I	0.429
LX158898	Berry Plastics Corp.	Term Loan J	0.483
LX159355	BJ's Wholesale Club Inc	Second Lien	0.950
LX159354	BJ's Wholesale Club Inc	Term Loan B	0.437
LX155049	Blackboard Inc	Term Loan B-4	0.750
LX154391	Boyd Gaming Corp	Term B-2 Loan	0.422
LX131658	Boyd Gaming Corp	Term Loan B	0.550
LX131945	Bronco Midstream Funding, LLC	Term Loan B	0.750
LX144613	Burger King (1011778 B.C. / New Red)	Term Loan B 2015	0.325
LX149255	Cable & Wireless Communications PLC (Sable)	Term B-1 Loan	0.679
LX132914	Caesars Entertainment Op Co Inc	Prop Co Term Loan	0.625
LX149485	Caesars Entertainment Op Co Inc	Term Loan B-5	0.875
LX122827	Caesars Entertainment Op Co Inc	Term Loan B-6 Extended	0.812
LX137320	Caesars Entertainment Op Co Inc	Term Loan B7	0.625
LX159381	Caliber Collision	Delay Draw	0.500
LX159382	Caliber Collision	Second Lien	1.000
LX159380	Caliber Collision	Term Loan B	0.500
LX154198	California Resources Corp	Term Loan	0.811
LX129420	Calpine	Construction TL B1 (2020)	0.500
LX152606	Calpine	Term Loan B-7	0.375
LX159606	Calpine	Term Loan B-8	0.417
LX155002	Camelot Finance	Term Loan B	0.459
LX129269	Capital Automotive LP	Second Lien	1.026
LX129005	Capital Automotive LP	Term Loan - 2013	0.532
LX129122	Caraustar Industries, Inc.	Term Loan B	0.563
LX155372	Casella Waste Systems	Term Loan B	0.500
LX154102	Cavium, Inc.	Term B Loan	0.500

EDGAR Operations Branch
February 23, 2017

LX ID	Issuer_Name	Asset_Name	Spread
LX155383	CBS Radio Inc.	Term Loan B	0.561
LX138001	CD&R Millennium LLC (Mauser)	First Lien Term Loan	0.583
LX138005	CD&R Millennium LLC (Mauser)	Second Lien	0.950
LX137951	CDRH (Healogics)	Term Loan B	0.780
LX159044	Charter Comm Operating, LLC	Term Loan E-1	0.281
LX159045	Charter Comm Operating, LLC	Term Loan F-1	0.333
LX158176	Charter Comm Operating, LLC	Term Loan H-1	0.328
LX158178	Charter Comm Operating, LLC	Term Loan I-1	0.292
LX154538	Chesapeake Energy Corp.	Term Loan	0.750
LX136974	Chief Exploration & Development LLC	Second Lien	0.917
LX143176	CITGO Petroleum Corp.	Term Loan B 2015	0.833
LX154968	Coinstar (Outerwall)	Second Lien	1.333
LX154967	Coinstar (Outerwall)	Term B Loan (First Lien)	0.500
LX158071	Columbus Mckinnon	Term Loan B	0.500
LX148735	Commercial Barge Line Company	Term Loan B 2022	2.667
LX143949	Communications Sales & Leasing Inc	Term Loan	0.450
LX134903	Community Health Systems, Inc.	Term Loan A - 2019	0.518
LX143540	Community Health Systems, Inc.	Term Loan F	0.500
LX144539	Community Health Systems, Inc.	Term Loan G	0.773
LX144540	Community Health Systems, Inc.	Term Loan H	0.729
LX129422	CompuCom Systems, Inc.	Term Loan B	2.625
LX148664	Computer Sciences Government Services Inc.	Term Loan B	0.500
LX159760	Compuware Corporation	Term Loan B-3	0.650
LX148270	Concordia Healthcare Corp	Initial Dollar Term Loan	1.812
LX157986	Consolidated Communications Inc	Incremental Term Loan	0.447
LX155562	ConvaTec Healthcare	Term B Loan	0.625
LX155379	Cortes NP Acquisition	Term Loan B	0.500
LX148185	Coty Inc	Term B Loan	0.593
LX129978	Crestwood	Term Loan B-1	0.667
LX154963	CSC Holdings Inc.	Term Loan B (2016)	0.833
LX134252	Cumulus Media	Term Loan B	1.473
LX155963	CWGS Group, LLC	Term Loan B - 2023	0.500
LX152608	Cypress Semiconductor Corporation	Term Loan B	0.500
LX145044	Dae Aviation Holdings	Term Loan B	0.600
LX150045	Dell	Term A2 Loan	0.387
LX152700	Dell	Term A3 Loan	0.375
LX150043	Dell	Term Loan B	0.500
LX135501	Deluxe Entertainment Services Group	Term Loan	0.750

EDGAR Operations Branch
February 23, 2017

LX ID	Issuer_Name	Asset_Name	Spread
LX153564	Diamond Resorts Corp	Term Loan B	0.750
LX157687	DigitalGlobe Inc.	Term Loan	0.334
LX145141	Dollar Tree Inc	Term Loan B-2 - Fixed TL	0.625
LX155094	Donnelley Financial Solutions	Term B Loan	0.373
LX147102	DTZ US Borrower LLC	2015-1 Additional Term Loan (First Lien)	0.391
LX141570	DTZ US Borrower LLC	Second Lien	0.583
LX144577	Dynacast International LLC	Term Loan B-1	0.750
LX153273	Dynegy, Inc.	Term Loan C	0.432
LX140953	Eastern Power, LLC (TPF II)	Term Loan	0.458
LX131438	Eastman Kodak Company	Exit Term Loan	0.875
LX153086	EFS Cogen Holdings I LLC	Term Loan B	0.482
LX150821	EIG Investors Corp	Term Loan	0.458
LX142541	Emdeon Inc	Term B-3 Loan	0.282
LX129150	Emdeon Inc	Term Loan B-2	0.291
LX139053	Emerald Performance Materials, LLC	Initial Term Loan (First Lien)	0.563
LX139054	Emerald Performance Materials, LLC	Second Lien	0.812
LX128903	EMG Utica	Term Loan	0.583
LX135763	Empire Generating Co, LLC	Term Loan B	1.000
LX135753	Empire Generating Co, LLC	Term Loan C	1.000
LX145129	Endo Pharmaceutical	Term Loan B	0.389
LX133675	Energy Transfer Equity LP	Term Loan B	0.575
LX159614	Energy Transfer Equity LP	Term Loan B (2017)	0.000
LX154036	Engility Corp	Term Loan B-1	0.563
LX154035	Engility Corp	Term Loan B-2	0.563
LX154464	Epicor Software Corporation	Term Loan B-1	0.250
LX154406	ESH Hospitality, Inc.	Term Loan	0.679
LX129102	Evertec Group, LLC	Term A Loan	0.813
LX156808	EVO Payments International	Second Lien	1.000
LX156806	EVO Payments International	Term Loan B	0.375
LX152084	Explorer Holdings	Term Loan B	0.687
LX136121	Fairmount Minerals, Ltd.	New Term Loan B-2	0.500
LX136188	Federal-Mogul	Term Loan B	0.469
LX136189	Federal-Mogul	Term Loan C	0.528
LX155529	First Data Corporation	Term Loan	0.313
LX158853	First Data Corporation	Term Loan A	0.458
LX157234	First Data Corporation	Term Loan B (2016)	0.333
LX157924	Flex Acquisition Company, Inc. (Novolex)	Initial Term Loan	0.375
LX133573	Fortescue Metals Group (FMG)	Cov-Lite Term Loan	0.329
LX134485	Four Seasons Holdings Inc.	Term Loan (12/13)	0.422
LX136541	Frac Tech International	Term Loan B - 2014	1.833
LX137851	Gates Global LLC	Term Loan B	0.444
LX139312	Gemini HDPE LLC	Term Loan B	0.500
LX155009	GFL Environmental	Term Loan B	0.562

EDGAR Operations Branch
February 23, 2017

LX ID	Issuer_Name	Asset_Name	Spread
LX153274	Global Brass and Copper, Inc.	Term Loan B	0.500
LX141038	Global Cash Access	Term B Loan	0.500
LX156755	Globallogic Holdings Inc,	Term Loan B	0.875
LX151642	GLP Capital LP (Gaming & Leisure)	Incremental Tranche A-1	0.792
LX155893	Grande Communications	Bridge Facility	0.000
LX147756	Greatbatch, Ltd.	Term Loan B	0.425
LX158207	Grifols, Inc	Term Loan B (2017)	0.325
LX154556	Grosvenor Capital Mngt Hlgs LLP	Term Loan	1.000
LX141243	Halyard Health, Inc.	Term Loan	0.542
LX154324	Harbor Freight Tools USA, Inc.	Term Loan	0.607
LX135265	Harland Clarke Holdings	Cov-Lite Term Loan B-4	0.938
LX129189	Harland Clarke Holdings	Term Loan B3	0.750
LX153013	Harland Clarke Holdings	Term Loan B-5	1.000
LX130741	Harvey Gulf Int'l Marine	Term Loan A	1.750
LX130275	Harvey Gulf Int'l Marine	Term Loan B	1.666
LX154200	HCA Inc	Term Loan B-7	0.396
LX153003	Hertz Corp.	Term Loan B1	0.422
LX132801	Hilton Worldwide Finance, LLC.	Term Loan B-1	0.725
LX154239	Hilton Worldwide Finance, LLC.	Term Loan B-2	0.443
LX147151	Hudson's Bay Company	Term Loan B - 2022	0.750
LX128470	Iasis Healthcare Corporation	Term Loan B - 2013	0.604
LX134609	IHeart Communications	Term Loan E	1.084
LX151480	Imagine Print Solutions, Inc	Term Loan B	0.750
LX155894	IMS Healthcare	Term Loan B - 2021	0.650
LX142784	Indivior Finance S.Ã r.l.	Term Loan B	0.500
LX123898	Ineos Group Holdings PLC	Dollar Term Loans - 2018	0.362
LX144978	Ineos Group Holdings PLC	Dollar Term Loans - 2020	0.541
LX143587	Ineos Group Holdings PLC	Term Loan - 2022	0.625
LX155053	INEOS Styrolution Group GmbH	Term Loan B	0.583
LX141522	Inovalon Holdings	Term Loans	1.000
LX133643	Internap Network Services	Term Loan	2.000
LX154353	inVentiv Health, Inc.	Term Loan B	0.431
LX138939	iParadigms Holdings LLC	First Lien Term Loan	0.875
LX144340	IPC Corp.	Term B-1 Loans	1.000
LX135318	iQor US Inc.	Term Loan B	1.500
LX153187	iStar Financial Inc.	Term Loan B	0.750
LX135737	J Crew Group Inc	Term Loan B	1.450
LX149138	JBS USA LLC	Term Loan	0.500
LX119308	JBS USA LLC	Term Loan B	0.583
LX159478	JBS USA LLC	Term Loan B (2017)	0.500
LX132425	JBS USA LLC	Term Loan B-2	0.500
LX153006	JC Penney	Term Loan B	0.375
LX155106	JDA Software Group, Inc (RP Crown)	Term Loan B	0.625
LX155531	K&N Parent	Initial Term Loan	1.000

EDGAR Operations Branch
February 23, 2017

LX ID	Issuer_Name	Asset_Name	Spread
LX155533	K&N Parent	Second Lien	2.000
LX136372	Kate Spade & Company	Term Loan B	0.667
LX137173	KCA Deutag	Term Loan	1.800
LX150732	Keurig Green Mountain, Inc	Term Loan A	0.666
LX150733	Keurig Green Mountain, Inc	Term Loan B	0.625
LX136051	Kindred Healthcare Inc.	Term Loan B	0.667
LX159619	Kinetic Concepts	Term Loan B (2017)	0.000
LX153058	Kinetic Concepts	Term Loan F-1	0.453
LX157928	Kraton Polymers	Term Loan B (2016)	0.354
LX135546	La Quinta Intermediate Holdings	Term Loan B	0.500
LX158814	LANDesk Software	Term Loan B	0.464
LX155084	Landry's Inc.	Term Loan B (2016)	0.518
LX149421	Lannett Company, Inc	Term Loan A	1.000
LX147747	Lannett Company, Inc	Term Loan B	1.167
LX158274	Las Vegas Sands	Term Loan B	0.375
LX156663	Learfield Communications	Term Loan	0.500
LX152940	Leidos (Abacus Innovations Corp)	Term Loan B	0.375
LX131913	Level 3 Communications	Term loan B-4 - 2020	0.350
LX138016	Liberty Cablevision of Puerto Rico	First Lien Term Loan	0.750
LX138017	Liberty Cablevision of Puerto Rico	Second Lien - 2014	2.000
LX144635	Ligado Networks (fka New LightSquared)	First Lien Term Loan	0.813
LX148810	Ligado Networks (fka New LightSquared)	Loans	2.000
LX153563	Lions Gate Entertainment	Term Loan A	0.500
LX153562	Lions Gate Entertainment	Term Loan B	0.625
LX143826	Longview Power	Term Loan B	2.000
LX154539	LS Deco LLC (Leighton)	Term Loan B	0.750
LX143750	LTI Boyd Corporation	Second Lien	3.000
LX128970	LTS Buyer LLC (Light Tower)	Term Loan	0.750
LX136922	M/A-COM Technology Solutions	Term Loan	0.750
LX155517	MacDermid Inc. (Platform)	Term Loan B-4	0.532
LX157014	MacDermid Inc. (Platform)	Term Loan B5	0.475
LX135580	Mallinckrodt plc	Term Loan B	0.425
LX129953	MCC Iowa (Broadband)	Term Loan H	0.500
LX152400	McGraw-Hill Global Education Holdings LLC	Term Loan - 2022	1.125
LX159276	Mediacom LLC	Term Loan K	0.500
LX139558	MediArena Acquisition (Endemol)	First Lien Term Loan	1.643
LX159204	MEG Energy Corp	Term Loan B	0.479
LX136368	Men's Wearhouse, Inc.	Term Loan B	0.750
LX143956	Men's Wearhouse, Inc.	Term Loan B1 (Fixed)	1.000
LX144578	Merrill Communications LLC	Term Loan - 2022	0.500

EDGAR Operations Branch
February 23, 2017

LX ID	Issuer_Name	Asset_Name	Spread
LX152177	MGM Growth Properties	Term Loan B	0.428
LX152536	MGM Resorts	Term Loan A	0.750
LX159514	Milacron Inc.	Term Loan B (2017)	0.500
LX154074	Milk Specialties	Term Loan B	0.625
LX145694	Minerals Technologies Inc.	Term Loan B-1 - Floating TL	0.750
LX145695	Minerals Technologies Inc.	Term Loan B-2 - Fixed TL	0.500
LX155368	Mission / Nexstar Broadcasting	Term Loan B - Mission	0.459
LX155123	Mission / Nexstar Broadcasting	Term Loan B - Nexstar	0.459
LX155230	Mohegan Tribal Gaming	Term Loan B (2016)	0.482
LX144529	MPG Holdco (Metaldyne)	Term Loan B - new	0.375
LX154155	MRP Generation Holdings, LLC (TPF)	Term Loan B (2016)	0.250
LX152711	MultiPlan Inc	Term Loan B	0.396
LX144859	Navios Maritime Midstream Partners LP	Term Loan	0.875
LX130422	Navios Maritime Partners LP	Term Loan B	1.000
LX152398	NBTY (Nature's Bounty Co.)	Term Loan B	0.437
LX155255	Nielsen Finance LLC	Term Loan B-3	0.516
LX153092	NRG Energy Inc	Term Loan B	0.375
LX155719	Numericable U.S. LLC	Term Loan B-10	0.333
LX152260	Numericable U.S. LLC	Term Loan B-7	0.563
LX157136	Ocwen Financial Corporation	Term Loan	0.500
LX147869	Olin Corporation (Blue Cube)	Term Loan A	0.250
LX128332	On Semiconductor Corp	Loan	0.500
LX133832	Opal Acquisition (One Call Medical)	Term Loan	1.000
LX158909	Optiv Security	Second Lien	0.750
LX158907	Optiv Security	Term Loan	0.416
LX136855	OSG Bulk Ships, Inc.	Initial Term Loan	0.750
LX137381	Otter Products, LLC	Term Loan B	1.000
LX124812	Paradigm	Term C Loan	3.000
LX158975	Penn National Gaming	Term Loan B	0.500
LX128825	Philadelphia Energy Solutions	Term Loan	2.000
LX131635	Playa Resorts Holding	Term Loan B	0.687
LX129414	Power Buyer, LLC	Second Lien	1.000
LX129413	Power Buyer, LLC	Term Loan	0.792
LX158998	Presidio, Inc.	Term B Loan	0.469
LX159002	Prestige Brands Inc	Term Loan B-4	0.521
LX157682	Prime Security Services	Term B-1 Loans	0.531
LX156414	ProAmpac	Term Loan B	0.406
LX131612	Quebecor Media	Term Loan B	0.458
LX155015	Quest Software (Seahawk)	Term Loan B	0.593
LX155959	Quikrete Holdings, Inc.	Term Loan B	0.361
LX148234	Quincy Newspapers	Term Loan B	0.750
LX152098	Quorum Health	Term Loan B	0.547
LX155291	Rackspace Hosting, Inc.	Term Loan B	0.625

EDGAR Operations Branch
February 23, 2017

LX ID	Issuer_Name	Asset_Name	Spread
LX157714	Radiate Holdco	Term Loan B	0.438
LX158973	Realogy Corporation	Term Loan B (2017)	0.500
LX154936	Redbox Automated Retail	Term Loan	1.000
LX153887	Reynolds Group Holdings	US Term Loan	0.414
LX137932	Rovi Solutions Corporation	Term Loan B	0.450
LX155323	Royalty Pharma (aka RPI)	Term Loan B-5	0.450
LX152375	Russell Investments	Term Loan B	0.542
LX154015	Safway Group Holding LLC	Term Loan B	0.459
LX135455	SBA Communications Corp.	Tranche B-1 Term Loan	0.417
LX129908	Scientific Games Inc.	Term Loan B	0.339
LX140854	Scientific Games Inc.	Term Loan B-2	0.479
LX151990	Sears Roebuck Acceptance Corp.	Term Loan	0.812
LX147794	Sears Roebuck Acceptance Corp.	Term Loan B	0.500
LX135266	Sedgwick, Inc.	First Lien Term Loan	0.584
LX135270	Sedgwick, Inc.	Second Lien	0.583
LX141423	Sedgwick, Inc.	Second Lien - Add-On	0.625
LX155523	Serta Simmons Bedding	Initial Term Loan (First Lien)	0.518
LX134298	Sheridan Production Partners	Term Loan II-A	2.000
LX134305	Sheridan Production Partners	Term Loan II-M	2.000
LX134301	Sheridan Production Partners	Term Loan II-SIP	2.000
LX136338	Signode Industrial Group US Inc.	Term Loan B	0.500
LX158094	Sinclair Broadcasting Group	Term Loan B-2	0.458
LX156310	Sirius Computer Solutions (SCS)	Term Loan B	0.719
LX154344	SolarWinds	Term Loan B - new	0.518
LX151194	Solera	Term Loan B	0.430
LX159036	Sophia LP	Term Loan B	0.344
LX133756	Southern Graphics Inc.	Term Loan - 2013	0.500
LX129663	Spin Holdco (Coinmach)	Term Loan B	0.446
LX159257	Sprint Communications	Term Loan B	0.000
LX145794	SS&C Technologies	Term Loan B-1 (2022)	0.500
LX145795	SS&C Technologies	Term Loan B-2 (2022)	0.500
LX152959	St. George's University Scholastic Services	Term Loan B	0.875
LX152816	Station Casinos	Term Loan B	0.515
LX141832	Sutherland Global Services	Initial Cayman Term Loan	1.000
LX141524	Sutherland Global Services	Initial US Term Loan	1.000
LX153828	Symantec Corporation	Term A-2 Loan	1.000
LX153829	Symantec Corporation	Term A-3 Loan	1.000
LX158771	Synchronoss Technologies	Term Loan B	0.437
LX155510	Talen Energy Supply	Term Loan B	0.625
LX156377	Team Health	Term Loan	0.375
LX155779	Texas Competitive Electric	Term Loan	0.250
LX155780	Texas Competitive Electric	Term Loan C	0.250

EDGAR Operations Branch
February 23, 2017

LX ID	Issuer_Name	Asset_Name	Spread
LX159454	TKC Holdings, Inc.	Term Loan B	0.000
LX135173	Tower Auto Holdings	Term Loan B - 2020	0.375
LX131562	Toys R Us Property Company	Initial Term Loan	1.833
LX141655	Toys R Us-Delaware, Inc.	FILO CAD Term Loan	1.000
LX141528	Toys R Us-Delaware, Inc.	FILO US Term Loan	1.000
LX123555	Toys R Us-Delaware, Inc.	Term B-3 Loan	2.400
LX141526	Toys R Us-Delaware, Inc.	Term Loan B4	1.700
LX137398	TransDigm Inc.	Term Loan D	0.484
LX144552	TransDigm Inc.	Term Loan E	0.462
LX153128	TransDigm Inc.	Term Loan F	0.431
LX144775	TransUnion LLC	Term Loan B-2	0.375
LX158969	Travelport	Term Loan C	0.417
LX145376	Tribune Media Company	Term Loan B	0.625
LX159214	Tribune Media Company	Term Loan C	0.458
LX144287	TTM Technologies	Term Loan	0.500
LX154099	UFC Holdings (Buyer)	Second Lien	1.000
LX153867	UFC Holdings (Buyer)	Term Loan B - 2023	0.542
LX158999	Univar	Term Loan B2	0.359
LX134926	Univision Comm (fka Umbrella)	Replacement First-Lien Term Loans	0.361
LX129975	Univision Comm (fka Umbrella)	TL C-3 (2013 Inc. Term Loans)	0.400
LX154034	UPC Financing	Term Loan AN	0.641
LX153134	US Foods Inc.	Term Loan B	0.438
LX157414	USIC Holdings Inc.	Term Loan	0.750
LX134654	Valeant Pharmaceuticals International	Series A-3 Tranche A Term Loan	0.437
LX143618	Valeant Pharmaceuticals International	Series A-4 Tranche A Term Loan	0.500
LX132659	Valeant Pharmaceuticals International	Series C-2 Tranche B Term Loan	0.391
LX132660	Valeant Pharmaceuticals International	Series D-2 Tranche B Term Loan	0.375
LX130609	Valeant Pharmaceuticals International	Series E Tranche B Term Loan	0.334
LX142296	Varsity Brands (Hercules Achievement)	Term Loan B	0.562
LX158069	Vertafore, Inc. (VF Holding)	Term Loan (2016)	0.429
LX141120	Victory Capital Management	Term Loan B	1.000
LX157822	Virgin Media Invst Hlds Ltd	Term Loan I	0.343
LX157720	Vistra Operations Company LLC	2016 Incremental Term Loan	0.417
LX135397	Viva Alamo LLC	Term Loan B	0.750
LX155282	Vivid Seats LLC	Term Loan B	0.750
LX143563	Wabash National Corporation	Term Loan B	0.625
LX134289	Walter Investment Management	Term Loan B	0.719
LX128907	Weight Watchers International Inc	Term Loan B-2	1.000
LX157879	WestCorp	Term Loan B12	0.500

EDGAR Operations Branch
February 23, 2017

LX ID	Issuer_Name	Asset_Name	Spread
LX157880	WestCorp	Term Loan B14	0.417
LX151848	Western Digital Corporation	Term Loan A	0.583
LX154422	Western Digital Corporation	Term Loan B (2016)	0.700
LX133873	Western Refining	Term Loan B	0.375
LX152789	Western Refining	Term Loan B-2	0.375
LX154320	WideOpenWest Finance LLC	Term Loan B	0.458
LX135748	WME IMG Holdings LLC	Initial Term Loan	0.700
LX135762	WME IMG Holdings LLC	Second Lien	1.000
LX145776	WP CPP Holdings	Term B-3 Loan	0.750
LX142344	Wynn America	Tranche A Term Loans	0.875
LX156731	Xerox Business Services (Conduent)	Term Loan B	0.500
LX158900	Zayo Group LLC	Term Loan B-2 (2017)	0.416
LX159094	Zayo Group LLC	Term Loan B-3	0.416
LX152890	Zekelman Industries (fka JMC Steel)	Term Loan B	0.583
LX135441	Ziggo B.V.	Term Loan B1	0.469
LX135442	Ziggo B.V.	Term Loan B2	0.469
LX135443	Ziggo B.V.	Term Loan B3	0.469
LX159375	Ziggo B.V.	Term Loan E	0.427